Exhibit 2.1

Execution Copy

MEMBERSHIP INTEREST PURCHASE AGREEMENT

BY AND AMONG

BREWER HOLDCO, INC.

SUNRISE SENIOR LIVING, INC.

AND

RED FOX MANAGEMENT, LP

SEPTEMBER 13, 2012

TABLE OF CONTENTS

ARTICLE I

DEFINITIONS

i

Exhibit 1 — Company Reorganization Transactions

INDEX OF DEFINED TERMS

Acquisition Merger	1
Action	16
Affiliate	2
Agreement	1
Balance Sheet Date	13
Business Day	2
Buyer	1
Buyer Disclosure Letter	23
Buyer Plan	33
Buyer Related Parties	2
Closing	8
Code	2
Company	1
Company Benefit Plan	2
Company Disclosure Letter	9
Company Employees	2
Company Equity Awards	27
Company Facility	2
Company Insurance Policies	22
Company Intellectual Property	19
Company Options	27
Company Reorganization	3
Company SEC Reports	12
Company Securities	26
Company Surviving Entity	1
Company Title Insurance Policy	20
Confidentiality Agreement	3
Contract	3
Controlled Group Liability	3
Current Employee	32
DOJ	30
End Date	39
Environment	18
Environmental Law	18
Environmental Permits	18
ERISA	3
ERISA Affiliate	3
Exchange Act	3
Existing Programs	33
FTC	30
GAAP	3
Governmental Authority	3

Page

Hazardous Materials	18
Holdco Sub	1
Holding Company Merger	1
HSR Act	3
Indebtedness	4
Joint Venture	11
Joint Venture Agreement	4
Knowledge of the Company	4
Law	4
Liens	4
Management Agreement	4
Management Business	4
Management Business Acquisition Proposal	5
Management Business LLC	1
Management Business Real Property	5
Management Business Sale	1
Material Adverse Effect on the Buyer	23
Material Adverse Effect on the Management Business	5
Material State Approvals	6
Membership Interests	8
Merger Agreement	1
Merger Sub	1
Mergers	1
Multiemployer Plan	6
Multiple Employer Plan	15
Non-US Plan	16
Order	6
Owned Land Parcels	6
Parent	1
Permits	6
Permitted Liens	6
Person	7
Purchase Price	7
Real Property Leases	20
Regulatory Laws	7
Representative	7
Restraint	37
Sarbanes-Oxley Act	12
SEC	7
Securities Act	7
Seller	1
Separation Agreement	7

Significant Joint Ventures	7
Specified Contract	22
Subsidiary	7
Surviving Corporation	1

Tax	8
Tax Return	8
Violation	11
Withdrawal Liability	8

v

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of this 13th day of September, 2012 by and among Brewer Holdco, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (the “Seller”), Sunrise Senior Living, Inc., a Delaware corporation (the “Company”), and Red Fox Management, LP, a Delaware limited partnership (the “Buyer”).

RECITALS

WHEREAS, the Seller and the Company have entered into that certain Agreement and Plan of Merger (together with the schedules and exhibits thereto, “Merger Agreement”), dated as of August 21, 2012, by and among the Seller, the Company, Brewer Holdco Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Seller (“Holdco Sub”), Health Care REIT, a Delaware corporation (“Parent”), and Red Fox, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which the parties to the Merger Agreement intend that (i) Holdco Sub shall be merged with and into the Company (the “Holding Company Merger”), with the Company surviving as a wholly owned subsidiary of the Seller (the “Company Surviving Entity”); and (ii) after the Holding Company Merger, Merger Sub shall be merged with and into the Seller (the “Acquisition Merger” and together with the Holding Company Merger, the “Mergers”), with the Seller surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”);

WHEREAS, in connection with the Mergers, the Company and the Seller will effect the Company Reorganization (as defined herein) for the purpose of separating the Management Business from the remainder of the businesses of the Company and its Subsidiaries so that immediately following the Holding Company Merger and the Company Reorganization, the Management Business will be owned by the Company Surviving Entity and the remainder of the businesses of the Company and its Subsidiaries will be owned through Subsidiaries of the Seller (other than the Company Surviving Entity and its Subsidiaries);

WHEREAS, immediately following the Holding Company Merger and as part of the Company Reorganization (as defined herein), the Company Surviving Entity will be converted from a corporation into a Delaware limited liability company (the entity resulting from such conversion, the “Management Business LLC”), and the Seller will be the sole member of the Management Business LLC;

WHEREAS, the parties hereto desire that, subject to the terms and conditions hereof, the Buyer will purchase from the Seller, and the Seller will sell to the Buyer, all of the limited liability company interests of the Management Business LLC immediately prior to the Acquisition Merger (the “Management Business Sale”) and in connection therewith desire to make certain representations, warranties, covenants and agreements in connection with the Management Business Sale and also to prescribe certain conditions to the Management Business Sale, as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1                   Definitions.  For purposes of this Agreement, the following terms have the respective meanings set forth below:

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person.  For purposes of this definition, the term “control” (including the correlative terms “controlling,” “controlled by” and “under common control with” ) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; provided that, for purposes of this Agreement, each Significant Joint Venture shall be considered an Affiliate of the Company.

“Business Day” means any day other than the days on which banks in New York, New York are required or authorized to close.

“Buyer Related Parties”  means any of the Buyer’s former, current, or future general or limited partners, stockholders, managers, members, directors, officers, affiliates, employees, representatives or agents or any former, current, or future general or limited partners, stockholders, managers, members, directors, officers, affiliates, employees, representatives or agents of any of the foregoing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each compensation or benefit plan, program, policy, practice, agreement or arrangement (other than any multiemployer plan within the meaning of ERISA Section 3(37)), including all stock ownership, stock purchase, stock option, phantom stock or other equity-based retirement, vacation, severance, disability, death benefit, employment, change-in-control, fringe benefit, bonus, incentive, pension, profit sharing, medical, and deferred compensation plan, program, policy, practice, agreement or arrangement, whether or not subject to ERISA, which is sponsored, maintained or contributed to by the Company or any of its Subsidiaries.

“Company Employees” means any employee or officer of the Company or any of its Subsidiaries or the Joint Ventures.

“Company Facility” means any senior living facility owned, leased, subleased, managed or operated by the Company or any of its Subsidiaries or Significant Joint Ventures (or in the case of the definition of Management Agreement or Real Property Lease as used in

Section 5.1(m), any Joint Venture (or any joint venture formed after the date of this Agreement), whether or not a Significant Joint Venture).

“Company Reorganization” means the separation of the Management Business from the remainder of the businesses of the Company and its Subsidiaries in the manner set forth on Exhibit 1, as modified pursuant to Section 6.5 (if applicable).

“Competition Act” means the Competition Act (Canada).

“Confidentiality Agreement” means, collectively, the Confidentiality Agreement, dated March 27, 2012, as amended and supplemented from time to time, between the Company and Kohlberg Kravis Roberts & Co. L.P., and the Joinder Letter, dated August 13, 2012, executed by Beecken Petty O’Keefe & Company.

“Contract” means any agreement, contract, obligation, promise, understanding or undertaking that is legally binding.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of foreign laws or regulations.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” means any U.S. or foreign government, any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of the United States or any foreign nation or any government or political subdivision thereof, in each case, whether national, federal, tribal, provincial, state, regional, local or municipal.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” of any Person means, without duplication, (i) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement; (iii) all obligations of such Person under leases required to be capitalized in accordance with GAAP, consistently applied; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, only to the extent drawn; (v) all obligations of such Person under interest rate or currency swap transactions (valued at the termination value thereof); (vi) all obligations of such Person under checks or other negotiable instruments issued by such Person in excess of cash (and cash equivalents) available to such Person to honor such obligations; (vii) all obligations of the type referred to in clauses (i) through (vi) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (viii) all obligations of the type referred to in clauses (i) through (vii) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Joint Venture Agreement” means any Contract between the Company or any of its Subsidiaries, on the one hand, and a Joint Venture partner, on the other hand, relating to the organization and governance of a Joint Venture.

“Knowledge of the Company” means the actual knowledge, after reasonable inquiry, of the chief executive officer, the chief financial officer, the chief investment officer and the general counsel of the Company.

“Law” means applicable statutes, common law, rules, ordinances, regulations, codes, orders, judgments, injunctions, writs, decrees, governmental guidelines or interpretations having the force of law, Permits, rules and bylaws, in each case, of a Governmental Authority, including state laws applicable to the licensure and operation of the Company Facilities.

“Liens” means, with respect to any asset, any mortgage, lien, pledge, charge, claim, option, security interest, deed of trust, deed to secure Indebtedness, right of first refusal, right of first offer, encumbrance, right of way, easement, encroachment, conditional sale, title retention agreement, defect in title or restriction of any kind in respect of such asset.

“Management Agreement” means any Contract pursuant to which the Company or any of its Subsidiaries manages the day-to-day operations of a Company Facility (or group of Company Facilities) and any Contract relating to such management services.

“Management Business” means (i) the business of the Company and its Subsidiaries in providing senior living and care services, including independent living, assisted living, memory care and skilled nursing care services, and managing the day-to-day operations of the Company Facilities, as opposed to owning, directly or indirectly, the real property of such

Company Facilities; (ii) the business of the Company and its Subsidiaries in owning the Owned Land Parcels, occupying or using the properties subject to the Real Property Leases and in owning the Company Intellectual Property; (iii) the business of Sunrise Senior Living Insurance, Inc. and any other Subsidiaries of the Company being acquired by the Buyer pursuant to the Management Business Sale; and (iv) the employment of the employees of the Company and its Subsidiaries and Joint Ventures.

“Management Business Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than the Buyer or its Affiliates) relating to any transaction or series of related transactions (other than the transactions contemplated by this Agreement and the Company Reorganization) pursuant to which any Person or group of Persons, other than the Buyer or any of its Subsidiaries, directly or indirectly acquires (whether in a single transaction or a series of related transactions, and whether through merger, asset sale, equity interest sale, tender offer, exchange offer, business combination, consolidation or otherwise) businesses or assets of the Company and its Subsidiaries that constitute twenty-five percent (25%) or more of the assets, revenues, cash flows, income or earnings of the Management Business, taken as a whole.

“Management Business Real Property” means the Owned Land Parcels and the real property subject to the Real Property Leases.

“Material Adverse Effect on the Management Business” means a change, event or development that has or would reasonably be expected to have a material adverse effect on the business, properties, assets, financial condition or continuing results of operations of the Management Business, taken as a whole; provided, however, that no change, event or development resulting from any of the following shall be taken into account in determining whether there has been or will be a Material Adverse Effect on the Management Business:  (A) changes, events or developments in or affecting general economic or regulatory conditions, or in the securities, credit or financial markets (including interest rates and exchange rates); (B) changes, events or developments resulting from any weather-related or other force majeure event or natural disasters or outbreak or escalation of hostilities or acts of war (whether or not declared) or terrorism; (C) changes, events, developments generally affecting the industries in which the Management Business operates; (D) changes or developments in Law or GAAP, or the interpretation thereof, or changes or developments in regulatory, legislative or other political conditions or developments; (E) the execution or announcement of, or compliance with, this Agreement (other than compliance with the first sentence of Section 5.1) or the transactions contemplated by this Agreement and the Merger Agreement (including, for these purposes, the Company Reorganization), including the impact thereof on the relationships, contractual or otherwise, of the Company with suppliers, residents, lenders, landlords or Joint Venture partners, and including any Action with respect to the Company Reorganization; (F) any action taken at the request of the Buyer and any failure to take an action that is prohibited by this Agreement and with respect to which the Buyer has not granted a written waiver within two (2) Business Days after a written request from the Company; (G) changes in the Company’s credit rating (provided that any change, event or development underlying such change may be taken into account in determining whether there has been or will be a Material Adverse Effect on the Management Business so long as it is not otherwise excluded by this definition); or (H) the failure of the Company to meet any internal or external projections or forecasts or estimates of revenues, earnings or other metrics for any period (provided that any change, event or development underlying such change may be taken into account in determining whether there has been or will be a Material Adverse Effect on the Management Business so long as it is not otherwise excluded by this definition and, provided further, that this clause (H) shall not be construed as implying that the Company is making any representation or warranty hereunder with respect to any projections or forecasts or estimates of revenues, earnings or other metrics for any period); except, in each case with respect to clauses (A)-(D) of this definition, to the extent adversely and disproportionately affecting the Management Business, relative to other companies in the industries in which the Management Business operates.

“Material State Approvals” means the consents, approvals and authorizations listed on Section 1.1(i) of the Company Disclosure Letter.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“Owned Land Parcels” means Aurora, Burlingame, Beaconsfield, Boynton Beach, Torrance, Farmington Hills, Holbrook, Lorton Square, Dublin, Billerica, Grosse Pointe, and Pleasanton.

“Order” means any order, writ, injunction, decree, judgment, award, settlement or stipulation issued, promulgated or entered into by or with any Governmental Authority.

“Permits” means any licenses, franchises, permits, certificates, consents, approvals or other similar authorizations of, from or by a Governmental Authority possessed by or granted to or necessary for the ownership of the material assets, operation of Company Facilities or conduct of the business of the Company and its Subsidiaries and Significant Joint Ventures.

“Permitted Liens” means (i) Liens for Taxes, assessments and governmental charges or levies not yet past due or that are being contested in good faith or for which adequate accruals or reserves have been established; (ii) mechanics’, carriers’, workmen’s, repairmen’s or materialmen’s Liens and other similar Liens imposed by Law or arising in the ordinary course of business; (iii) any Liens or security interests that secure a liquidated amount that are being contested in good faith and by appropriate Action; (iv) the Real Property Leases and any other leases, subleases and licenses; (v) any Liens arising under conditional sales contracts and equipment leases with third parties; (vi) Liens imposed by Law; (vii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (viii) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (ix)  any easements, encumbrances, covenants, rights of way (unrecorded and of record) and other similar restrictions of record, any Laws affecting improvements, use or occupancy or reservations of an interest in title, and any zoning, building and other similar restrictions, in each case that do not materially and adversely affect the current use of the applicable property owned, leased, used or held for use by the Company, any of its Subsidiaries or the Joint Ventures; (x) Liens the existence of which are disclosed in the consolidated financial statements of the Company and notes thereto included in any Company SEC Report filed or furnished on or after January 1, 2009 and prior to the date of this Agreement; (xi) Liens and property restrictions that are disclosed on existing title reports, existing surveys or Company Title Insurance Policies (in each case, as have been made available to the Buyer); and (xii) Liens created pursuant to a Management Agreement or a Joint Venture Agreement.

“Person” means any individual, corporation, company, limited liability company, partnership, association, trust, joint venture, group or any other entity or organization, including any Governmental Authority.

“Purchase Price” means $129.5 million, unless another amount is specified in a written notice delivered to the Seller jointly by Parent and the Buyer prior to the Closing.

“Regulatory Laws” means the HSR Act, the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder, the Clayton Act of 1914, as amended, and the rules and regulations promulgated thereunder, the Federal Trade Commission Act of 1914, as amended, and the rules and regulations promulgated thereunder, and any other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, agents and representatives, including any investment banker, financial advisor and financing sources (in the case of the Buyer), attorney, accountant or other advisor, agent, representative or controlled Affiliate.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Separation Agreement” means the Master Separation Agreement, dated as of the date hereof, between Parent and the Buyer, as may be amended, modified or supplemented from time to time in accordance with its terms.

“Significant Joint Ventures” means the Joint Ventures set forth on Section 1.1(ii) of the Company Disclosure Letter.

“Subsidiary” means, with respect to any Person, any other Person of which the first Person owns, directly or indirectly, securities or other ownership interests having voting power, or which separately has the power, to elect or designate a majority of the board of directors or other persons performing similar functions (or, if there are no such voting interests, more than 50% of the equity interests of the second Person); provided that no Joint Venture shall be considered a Subsidiary of the Company for purposes of this Agreement (other than for purposes of Section 3.6, with respect to which the term “Subsidiary” shall be deemed to include Joint Ventures).

“Tax” means any and all U.S. Federal, state, local, or foreign taxes, assessments, levies, imposts and other similar governmental charges, together with any interest, penalties or additions imposed with respect thereto.

“Tax Return” means any return, declaration, report, statement, information statement or other document required to be filed with a Governmental Authority with respect to Taxes, including any amendments to any of the foregoing.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

Section 1.2                   Terms Generally.  The definitions in Section 1.1 shall apply equally to both the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation,” unless the context expressly provides otherwise.  All references herein to Sections, paragraphs, subparagraphs, clauses, Annexes or Exhibits shall be deemed references to Sections, paragraphs, subparagraphs or clauses of, or Annexes or Exhibits to, this Agreement, unless the context expressly provides otherwise.  Unless otherwise expressly defined, terms defined in this Agreement have the same meanings when used in any Exhibit or Annex hereto, including the Company Disclosure Letter.  Unless otherwise specified, the words “herein,” “hereof,” “hereto” and “hereunder” and other words of similar import refer to this Agreement as a whole (including the Exhibits and Annexes) and not to any particular provision of this Agreement.  Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Merger Agreement.

ARTICLE II

PURCHASE AND SALE

Section 2.1                   Purchase and Sale of the Membership Interests.  (a)  At the Closing, and upon the terms and subject to the conditions set forth in this Agreement, the Buyer will purchase from the Seller, and the Seller will sell, transfer, assign and deliver to the Buyer, or a wholly-owned Subsidiary of the Buyer so designated in writing to the Company a reasonable period prior to the Closing, all right, title and interest in and to all of the limited liability company interests in the Management Business LLC (the “Membership Interests”), free and clear of all Liens (other than restrictions to which the Buyer may be subject under applicable securities Laws).  In consideration for the sale, transfer and assignment of the Membership Interests and upon the terms and subject to the conditions set forth in this Agreement, the Buyer shall pay or cause to be paid the Purchase Price to the Seller at the time and in the manner set forth in Section 2.2(b).

(b)           Upon the terms and subject to the conditions set forth in this Agreement, the consummation of the Management Business Sale (the “ Closing”) shall take place on the date on which the Mergers occur, immediately following the effective time of the Holding Company Merger and completion of the Company Reorganization but immediately prior to the consummation of the Acquisition Merger, subject to the satisfaction or waiver of the conditions set forth in Article VII at the Closing.

(c)           The Buyer shall be entitled to deduct and withhold from the Purchase Price any amounts required to be deducted and withheld with respect to the making of such payment under any applicable Tax Law.  To the extent any amounts are so deducted and withheld and paid over to the applicable Governmental Authority, such deducted or withheld amounts shall be treated for all purposes as having been paid to the Seller.

Section 2.2                   Deliveries at the Closing.  (a)  At the Closing, the Seller shall (i) deliver to the Buyer (x) a bill of sale, assignment or such other instrument of transfer with respect to the Membership Interests in a form reasonably acceptable to the Buyer, (y) the certificates described in Sections 7.2(a), 7.2(b) and 7.2(e) and (z) such evidence as may be reasonably requested by the Buyer to confirm that the conditions set forth in Section 7.1(c) and Section 7.2(c) have been satisfied.

(b)           At the Closing, the Buyer shall (i) deliver to the Seller the certificate described in Sections 7.3(a) and 7.3(b) and (ii) the Purchase Price, less any withholding contemplated by Section 2.1(c), in cash by wire transfer of immediately available funds to the accounts specified by the Seller in writing no later than two (2) Business Days prior to the Closing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the disclosure letter delivered to the Buyer by the Company concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being agreed that the disclosure of any matter in any section in the Company Disclosure Letter shall be deemed to have been disclosed in any other section in the Company Disclosure Letter to which the applicability of such disclosure is reasonably apparent on the face of such disclosure), (b) as may be expressly disclosed in publicly available Company SEC Reports filed with or furnished to the SEC on or after January 1, 2010 and prior to the date of this Agreement (but excluding any disclosures set forth in any risk factor section or in the “forward-looking statements” section of any such Company SEC Report, or any other forward-looking disclosures set forth in any such Company SEC Report that are non-specific and cautionary in nature) or (c) to the extent relating to any business of the Company and its Subsidiaries other than the Management Business (unless such business is conducted through a Subsidiary that also engages in the Management Business), the Company hereby represents and warrants to the Buyer as follows:

Section 3.1                   Corporate Existence and Power.  Each of the Company, its Subsidiaries and its Significant Joint Ventures, and the Seller is duly organized, validly existing and in good standing under the laws of its jurisdiction, except where the failure to be so organized, existing and in good standing would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business.  Each of the Company, its Subsidiaries and its Significant Joint Ventures, and the Seller has all corporate or similar powers and authority required to own, lease and operate its respective properties and facilities and carry on its business as now conducted, except where the failure to have such power and authority would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business.  Each of the Company, its Subsidiaries and its Significant Joint Ventures is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties, facilities and assets owned or leased or operated by it makes such qualification necessary, except where the failure to be so licensed or qualified would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business.

Section 3.2                   Corporate Authorization.  (a)  Each of the Company and the Seller has full corporate power and authority to execute and deliver this Agreement and to consummate the Management Business Sale and to perform each of its obligations hereunder.  The execution, delivery and performance by the Company and the Seller of this Agreement and the consummation by the Company and the Seller of the Management Business Sale and the other transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and the Seller.  No other corporate proceedings on the part of the Company or vote of the securityholders of the Company or of the Seller is necessary in order for the Company or the Seller to consummate the Management Business Sale and the other transactions contemplated hereby.  The Board of Directors of the Company, at a duly held meeting has (i) determined that the Management Business Sale and this Agreement are in the best interests of the Company and its shareholders and (ii) approved the Management Business Sale and the execution, delivery and performance of this Agreement

(b)           This Agreement has been duly and validly executed and delivered by the Company and the Seller and, assuming the due and valid authorization, execution and delivery of this Agreement by the Buyer, constitutes a legal, valid and binding agreement of the Company and the Seller enforceable against the Company and the Seller in accordance with its terms.

(c)           Upon request of the Buyer, the Company shall make available to the Buyer copies of the organizational or governing documents of its Subsidiaries.

Section 3.3                   Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation of the Company Reorganization and the Management Business Sale by the Company and the Seller do not require any consent, approval, authorization or Permit of, action by, filing with or notification to any Governmental Authority, other than (a)  compliance with the applicable requirements of the HSR Act and any other applicable Regulatory Laws, including the expiration of any applicable waiting periods; (b)  the notices and approvals of state licensing authorities governing the Company Facilities, as applicable, set forth on Section 3.3 of the Company Disclosure Letter, including the expiration of any applicable waiting periods; and (c) any such consent, approval, authorization, Permit, action, filing or notification the failure of which to make or obtain would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business nor reasonably be expected to adversely affect in any material respect, prevent or materially delay the consummation of the Company Reorganization or the Management Business Sale or the ability of the Company and the Seller to observe and perform their respective obligations hereunder.  Neither the value of the Management Business assets in

Canada, nor the gross revenues from sales generated from those assets for the Company’s most recently completed fiscal year, in each case as calculated in accordance with the Competition Act and the regulations thereunder, exceed CDN $77 million.

Section 3.4                   Non-Contravention.  Assuming compliance with, or receipt of, the approvals referred to in, and expiration of any applicable waiting periods referred to in, Section 3.3, the execution, delivery and performance by the Company and the Seller of this Agreement and the consummation by the Company and the Seller of the Company Reorganization and the Management Business Sale do not and will not (a) contravene or conflict with the organizational or governing documents of the Company, any of its Subsidiaries or any of its Significant Joint Ventures; (b) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Company, any of its Subsidiaries or any of its Significant Joint Ventures; or (c) require the consent, approval, authorization of, or notification or filing with any third party with respect to, result in any breach or violation of or constitute a default under, or give rise to any right of termination, cancellation, amendment or acceleration of any obligation (each, a “Violation”) of the Company, any of its Subsidiaries or any of its Significant Joint Ventures under any Contract to which the Company, any of its Subsidiaries or any of its Significant Joint Ventures is a party or by which the Company, any of its Subsidiaries any of its Significant Joint Ventures or its or any of their respective properties or assets are bound, except, in the case of clauses (b) and (c) above, which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business nor reasonably be expected to adversely affect in any material respect, prevent or materially delay the consummation of the Company Reorganization or the Management Business Sale or the ability of the Company and the Seller to observe and perform their respective obligations hereunder.

Section 3.5                   Capitalization.  (a)  Immediately following the Company Reorganization, the Seller will be the sole member of the Management Business LLC and will own beneficially and of record all of the issued and outstanding Membership Interests and there will be no (i) securities of the Company, the Seller or any other Subsidiary of the Company convertible into or exchangeable for Membership Interests and (ii) other rights or options to acquire from the Management Business LLC, or obligations of the Management Business LLC to issue, any Membership Interests or securities convertible into or exchangeable for Membership Interests.  Immediately following the Company Reorganization, there will be one hundred (100) issued and outstanding Membership Interests.  Such Membership Interests will be wholly owned by the Seller and they will constitute the only outstanding Membership Interests.

(b)           Section 3.5(b) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of each Subsidiary of the Company engaged in the Management Business, together with (x) the jurisdiction of incorporation or organization, as the case may be, of each such Subsidiary, and (y) the percentage of interest held, directly or indirectly, by the Company or its Subsidiaries in each such Subsidiary.  No capital stock or other equity interests of the Company’s Subsidiaries are, or may become, issuable pursuant to any outstanding convertible or similar security, instrument or agreement.  Except as set forth in Section 3.5(b) of the Company Disclosure Letter, the joint ventures of the Company and its Subsidiaries (each, a “Joint Venture”) or as would not reasonably be expected to be material to the Buyer or the Company, the Company does not, directly or indirectly, own, of record or beneficially, any outstanding voting securities or other equity interests in any Person engaged in the Management Business (it being understood and agreed that ownership of securities possessing (i) more than ten percent (10%) of the total voting power of the outstanding voting securities of any Person that is not wholly-owned, or (ii) more than ten percent (10%) of the total value of the outstanding securities of any such Person that is not wholly-owned shall be deemed to be material to the Buyer).  With respect to this representation, the term “securities” includes both equity and debt securities (including secured and unsecured debt) of an issuer, and “value” means (A) fair value as determined in good faith by the board of directors of the Company or (B) in the case of securities for which market quotations are readily available, the market value of such securities.

(c)           All the outstanding shares of capital stock or voting securities, or other equity interests, directly or indirectly owned by the Company, in each Subsidiary of the Company engaged in the Management Business, have been validly issued and are fully paid and nonassessable and are owned, free and clear of all Liens, other than Permitted Liens, other than restrictions imposed by securities Laws.

Section 3.6                   Reports and Financial Statements.  (a)  The Company has filed or furnished all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed or furnished by it with the SEC since January 1, 2010 (all such forms, reports, statements, certificates and other documents filed with or furnished to the SEC since January 1, 2010, with any amendments thereto, collectively, the “Company SEC Reports”), each of which, including any financial statements or schedules included therein, as finally amended prior to the date hereof, complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder.  None of the Company’s Subsidiaries or Significant Joint Ventures is required to file periodic reports with the SEC.  None of the Company SEC Reports filed prior to the date of this Agreement contained, when filed with the SEC or, if amended, as of the date of the last amendment prior to the date of this Agreement, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)           Each of the consolidated financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Reports (including the related notes and schedules, where applicable) fairly presents in all material respects the results of the consolidated operations and changes in shareholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject, in the case of unaudited statements, to normal year-end adjustments and other adjustments described therein, including the notes thereto).  Each of such consolidated financial statements (including the related notes and schedules, where applicable) complied, as of the date of filing, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC applicable thereto and each of such financial statements (including the related notes and schedules, where applicable) were prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC), consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto.  The Company has made available to the Buyer complete and correct copies of (i) all management representation letters delivered by the Company or its management to the Company’s auditors in connection with the audit of the Company’s 2011 consolidated financial statements and (ii) all material correspondence with the SEC from January 1, 2010 to the date hereof.

(c)           The Company has disclosed, based on its most recent evaluation of internal control over financial reporting, to the Buyer, the Company’s independent accountants and the audit committee of the Board of Directors of the Company any (i) “significant deficiency” in the Company’s internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, (ii) “material weakness” in the Company’s internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (iii) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the Company’s internal controls over financial reporting.  There is no outstanding “significant deficiency” or “material weakness” which the Company’s independent accountants certify has not been appropriately and adequately remedied by the Company.  For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(d)           The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

Section 3.7                   No Undisclosed Liabilities.  Except (a) as reflected or reserved against on the consolidated balance sheets (including the related notes and schedules thereto) of the Company as of December 31, 2011 (the “Balance Sheet Date”) included in the Company SEC Reports, (b) liabilities and obligations incurred under or in accordance with this Agreement or the Merger Agreement or in connection with the transactions contemplated by this Agreement or the Merger Agreement, (c) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and consistent with past practice, and (d) for liabilities and obligations that have been discharged or paid in full, neither the Company nor any of its Subsidiaries engaged in the Management Business has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and such Subsidiaries, other than those which have not had, and would not have, individually or in the aggregate, a Material Adverse Effect on the Management Business.

Section 3.8                   Absence of Certain Changes or Events.  (a)  From the Balance Sheet Date through the date of this Agreement, (i) the Company and its Subsidiaries have conducted the Management Business in all material respects in the ordinary course consistent with past practice, and (ii) neither the Company nor any of its Subsidiaries has taken any action, or omitted to take any action, that would constitute a breach of any of Sections 5.1(n) through 5.1(q), if taken or omitted to be taken after the date of this Agreement.

(b)           From the Balance Sheet Date through the date of this Agreement, no change, event or development has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business.

(c)           From the date of this Agreement, there has not been any change, event or development that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business.

Section 3.9                   Finders’ Fees.  Except for Goldman, Sachs & Co. and Keybanc Capital Markets Inc., the fees of which shall be paid by the Seller, no agent, broker, investment banker, financial advisor or other firm or Person retained by the Company is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee payable by the Company or any Subsidiary or Joint Venture of the Company in connection with any of the transactions contemplated by this Agreement or the Merger Agreement.

Section 3.10                 Compliance with Laws.  (a)  Since January 1, 2012, the Company and each of its Subsidiaries and Significant Joint Ventures have been in compliance with all Laws applicable to the Company, its Subsidiaries, its Significant Joint Ventures, the Company Facilities and their managers in connection with the Management Business, except for such noncompliance that has not had, and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business.  Since January 1, 2012, none of the Company, its Subsidiaries or its Significant Joint Ventures has received written notice from any Governmental Authorities of any actual or alleged noncompliance, default or violation of any such Laws, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business.

(b)           The Company and each of its Subsidiaries and Significant Joint Ventures has and maintains in full force and effect, and is in compliance with, all Permits and all orders from Governmental Authorities necessary for the Company and each of its Subsidiaries and Significant Joint Ventures to carry on the Management Business, as currently conducted and currently proposed to be conducted, except as has not had, and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business.

(c)           To the Knowledge of the Company, the Company is in compliance with the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business.

Section 3.11                 Employee Matters.  (a)  Each material Company Benefit Plan is listed on Section 3.11(a) of the Company Disclosure Letter, and a true and correct copy of each material Company Benefit Plan has been made available to the Buyer.  Except to the extent specifically made available to the Buyer, as of the date hereof there are no amendments to any Company Benefit Plan that have been adopted or approved that could have a material cost impact on the Management Business, nor has the Company or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new Company Benefit Plan that could have a material cost impact on the Management Business.

(b)           Each Company Benefit Plan has been established, maintained and administered in accordance with its terms and Laws, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business.  There are no actions, suits or claims pending (other than routine claims for benefits) or, to the Knowledge of the Company, threatened or anticipated, with respect to any such Company Benefit Plan which have had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business.  Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, and, to the Knowledge of the Company, there are no circumstances that would reasonably be expected to result in the revocation of such letter.

(c)           (i) No Company Benefit Plan is a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); (ii) none of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; and (iii) none of the Company and its Subsidiaries nor any ERISA Affiliate has incurred any Withdrawal Liability that has not been satisfied in full.

(d)           There does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of the Company or any of its Subsidiaries following the Closing.  Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries, nor any of their respective ERISA Affiliates, has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(e)           Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business, all contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the financial statements.  Each Company Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company contract and is not a “welfare benefit fund” with the meaning of Section 419 of the Code or (ii) is unfunded.

(f)            Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in any payment or benefit becoming due or payable, or required to be provided, to any Company Employee or director or independent contractor of the Company or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such individual, or (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation.  No amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(g)           Neither the Company nor any of its Subsidiaries has any material liability with respect to an obligation to provide health or other non-pension benefits to any Person beyond his or her retirement other than coverage mandated by Law.

(h)           Each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code has been operated in good-faith compliance in all material respects with Section 409A of the Code.

(i)            To the Knowledge of the Company, (i) the favorable tax treatment of any material Company Benefit Plan maintained outside the U.S. (a “Non-US Plan”) is not the subject of examination or pending cancellation by the relevant tax authority, (ii) there has been no act or omission on the part of the Company or any of its Subsidiaries in relation to any Non-US Plan that could subject the Company or any of its Subsidiaries to the imposition of a material penalty tax, fine, contribution notice or financial support direction deriving from applicable law, (iii) each Non-US Plan has been maintained in all material respects in compliance with any minimum funding standards of applicable law, and (iv) no Company Employee has a contractual right to participate in any Non-U.S. Plan which is an occupational defined benefit pension plan, and no Non-US Plan entitles any Company Employee to early retirement, defined benefit, or severance benefits (in the event of redundancy or otherwise), in each case, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business.

Section 3.12                 Labor Matters.  There are no collective bargaining or other labor union agreements to which the Company or any of its Subsidiaries or Significant Joint Ventures is a party.  To the Knowledge of the Company, as of the date hereof, there is no pending or threatened material union organization activity, strike, work stoppage or lockout involving any employees of the Company or any of its Subsidiaries or Significant Joint Ventures.

Section 3.13                 Litigation.  There is no litigation, arbitration, claim, investigation, suit, action or proceeding pending (each, an “Action”) or, to the Knowledge of the Company, threatened in writing against the Company, any of its Subsidiaries, any of its Significant Joint Ventures or any director, officer or employee of any of the Company, any of its Subsidiaries or any of its Significant Joint Ventures, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Management

Business.  The Company is not subject to any Order of a Governmental Authority, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business.

Section 3.14                 Tax Matters.  Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business:

(a)           (i) The Company and each of its Subsidiaries have timely filed (taking into account extensions) all Tax Returns required to be filed by it, (ii) all such Tax Returns were true and complete, and (iii) the Company and each of its Subsidiaries have timely paid (or have had paid on their behalf) all Taxes due thereon, except in the case of each of clauses (i) through (iii), with respect to Taxes that are being contested in good faith or have been adequately provided for in accordance with GAAP.

(b)           No deficiencies for Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed, or assessed in writing by any Governmental Authority, which claim, proposal, or assessment is currently pending.  Neither the Company nor any of its Subsidiaries has granted any currently effective extension or waiver of the period of limitations applicable to any Tax Return, which period (after giving effect to such extension or waiver) has not yet expired.

(c)           Each of the Company and its Subsidiaries has complied with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442 and 3402 of the Code or any similar provision of any other Laws).

(d)           Neither the Company nor any of its Subsidiaries has liability for Taxes of any Person (other than the Company and its Subsidiaries under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Tax Law).

(e)           Neither the Company nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(f)            Other than (i) the interests held in the Persons listed in Section 3.5(b)(i) of the Company Disclosure Letter and (ii) the interests held in the Joint Ventures listed in Section 3.5(b)(ii) of the Company Disclosure Letter and any interests held, directly or indirectly, by such Joint Ventures, the Company does not hold, directly or indirectly, any interest in any Person that (A) is treated as a partnership for U.S. Federal income tax purposes, or (B) is disregarded as a separate entity for U.S. Federal income tax purposes.

(g)           Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” (as defined in Treasury Regulations Section 1.6011-4).

It is agreed and understood that the only representations and warranties made in this Agreement by the Company with respect to Taxes are those set forth in this Section 3.14 and in Section 3.11.

Section 3.15                 Environmental Matters.  (a)  Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business:  (i) neither the Company nor any of its Subsidiaries or Significant Joint Ventures has received any written notice, demand or complaint alleging that the Company or any of its Subsidiaries or Significant Joint Ventures is in violation of, or liable under, any applicable Environmental Law or that any judicial, administrative or compliance order has been issued against the Company or any of its Subsidiaries or Significant Joint Ventures which remains unresolved, (ii) no Action or request for information is pending or, to the Knowledge of the Company, is threatened in writing by any Governmental Authority against the Company or any of its Subsidiaries or Significant Joint Ventures under any applicable Environmental Law; (iii) the Company and its Subsidiaries and Significant Joint Ventures are in compliance with all Environmental Laws and all Permits required under Environmental Laws for the conduct of the Management Business (“Environmental Permits”); (iv) to the Knowledge of the Company, the Company is not obligated to conduct or pay for, and is not conducting or paying for, any response or corrective action under any Environmental Law at any Management Business Real Property; (v) the Company is not party to any order, judgment or decree that imposes any obligations under any Environmental Law ; (vi) neither the Company nor any of its Subsidiaries or Significant Joint Ventures has received any written complaint alleging that the Company or any of its Subsidiaries or Significant Joint Ventures is in violation of any applicable Environmental Law relating to air quality or Microbial Matter at any Company Facility; and (vii) to the Knowledge of the Company, there has been no release or threatened release of any Hazardous Materials on, in, under, or from any Management Business Real Property by the Company or any of its Subsidiaries or Significant Joint Ventures that requires remediation, monitoring or maintenance.

(b)           For purposes of this Agreement:

(i)           “Environment” means any ambient air, surface water, drinking water, groundwater, land surface (whether below or above water), subsurface strata, sediment, plant or animal life and natural resources.

(ii)          “Environmental Law” means any applicable Law, Order or any binding agreement issued or entered by or with any Governmental Authority relating to:  (w) the Environment, including pollution, contamination, cleanup, preservation, protection and reclamation of the Environment, (x) any Release or threatened Release of any Hazardous Materials, including investigation, assessment, testing, monitoring, containment, removal, remediation and cleanup of any such Release or threatened Release, (y) the management of any Hazardous Materials, including the use, labeling, processing, disposal, storage, treatment, transport, or recycling of any Hazardous Materials or (z) the presence of Hazardous Materials in any building, physical structure, product or fixture.

(iii)         “Hazardous Materials” means any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum, natural gas, synthetic gas (including radon), Microbial Matter, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, any hazardous industrial or solid waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

(iv)          “Microbial Matter” means all hazardous fungi, bacterial or viral matter, including mold, mildew and viruses, whether or not such Microbial Matter is living.

It is agreed and understood that the only representations and warranties made in this Agreement by the Company with respect to Environmental Laws and environmental matters are those set forth in this Section 3.15.

Section 3.16                 Intellectual Property.  Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business, the Company and its Subsidiaries own, or are validly licensed or otherwise have the right to use, the patents, patent rights, trademarks, trademark applications, trade names, service marks, service mark applications, logos, domain name registrations, registered copyrights and applications therefor, and other proprietary intellectual property rights arising under the laws of the United States to operate the Management Business as operated as of the date of this Agreement (the “Company Intellectual Property”).  Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business, as of the date hereof, (a) no written claim by a third party of invalidity or conflicting ownership rights with respect to any Company Intellectual Property has been received by the Company and no such Company Intellectual Property is the subject of any pending or, to the Knowledge of the Company, threatened Action, and (b) no Person has given written notice to the Company or any of its Subsidiaries that the use of any Company Intellectual Property by the Company, any of its Subsidiaries or any licensee is infringing or has infringed any domestic or foreign registered patent, trademark, service mark, trade name, or copyright or design right, or that the Company, any Subsidiary of the Company or any licensee has misappropriated or disclosed any trade secret, confidential information or know-how.

Section 3.17                 Company Facilities.  (a)  Section 3.17(a) of the Company Disclosure Letter lists: (i) each Company Facility, (ii) the address of each such Company Facility and (iii) whether each such Company Facility is (A) owned or operated by the Company or any of its Subsidiaries or (B) leased, subleased or managed by the Company or any of its Subsidiaries.

(b)           Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business, all Company Facilities (i) are in working order sufficient for their normal operation in the ordinary course of business, subject to normal wear and tear, and (ii) are adequate and suitable for the purposes for which they are presently being used.

(c)           Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business, as of the date hereof, no portion of any Company Facility has suffered any damage by fire or other casualty loss that has not heretofore been repaired and restored.

(d)           Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business, there are no pending or, to the Knowledge of the Company, threatened in writing, condemnation proceedings or enforcement actions relating to the Company Facilities.

Section 3.18                 Management Business Real Property.  (a)  Section 3.18(a) of the Company Disclosure Letter lists the Subsidiary of the Company that owns each Owned Land Parcel.  With respect to each Owned Land Parcel, (i) the applicable Subsidiary of the Company listed on Section 3.18(a) of the Company Disclosure Letter has valid title to such Owned Land Parcel, free and clear of all Liens other than Permitted Liens and (ii) there are no outstanding options or rights of first refusal in favor of any other party to purchase such Owned Land Parcel or any portion thereof or interest therein.

(b)           Section 3.18(b) of the Company Disclosure Letter lists all leases or subleases pursuant to which a Company Facility is leased or subleased and all other material leases, subleases and other agreements under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any material real property as of the date hereof (the “Real Property Leases”).  Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business, (i) each Real Property Lease is valid, binding and in full force and (ii) no uncured default of a material nature on the part of the Company or, as applicable, any of its Subsidiaries or, to the Knowledge of the Company, the landlord thereunder exists under any Real Property Lease.

(c)           Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business, (i) neither the Company nor any of its Subsidiaries or Significant Joint Ventures has received written notice of any existing zoning violations with respect to any Management Business Real Property, (ii) to the Knowledge of the Company, there are no pending Actions initiated by or on behalf of the Company or any of its Subsidiaries or Significant Joint Ventures to change or redefine the zoning classification of all or any portion of any Management Business Real Property, (iii) neither the Company nor any of its Subsidiaries or Significant Joint Ventures has received written notice of any Action of such kind, (iv) to the Knowledge of Company, there are no restrictions of record or zoning ordinances that would prohibit any Company Facility from being operated for its current use, and (v) to the Knowledge of Company, each Company Facility has adequate access to operate as it is currently being operated.

(d)           The Company or its Subsidiary’s fee simple or leasehold title to each Management Business Real Property is insured pursuant to a title insurance policy duly issued by a national title insurance company (each such policy, a “Company Title Insurance Policy”) and, to the Knowledge of the Company, each Company Title Insurance Policy is valid, in full force and effect and no claim has been made thereunder and will remain in full force and effect following the Closing in accordance with its terms, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business.

Section 3.19                 Material Contracts.  (a)  The Company has made available to the Buyer (or the Buyer has otherwise had access to) true, correct and complete copies of each

Contract to which the Company or any of its Subsidiaries or Joint Ventures is a party or by which the Company, any of its Subsidiaries or Joint Ventures or any of their respective properties or assets is bound (other than any of the foregoing between the Company and any of its wholly owned Subsidiaries engaged in the Management Business or between any wholly owned Subsidiaries of the Company engaged in the Management Business) and that relates to the Management Business, as of the date hereof, that:

(i)            is required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K promulgated under the Securities Act;

(ii)           would materially restrict the ability of the Buyer or its Subsidiaries (including the Management Business LLC) to compete in any line of business that is material to the Buyer or in any geographic territory that is material to the Buyer;

(iii)          limits, restricts or prohibits the Company or any of its Subsidiaries from entering into or participating in any transaction or arrangement involving the investment in the Company or any of its Subsidiaries by any Person;

(iv)          relates to the acquisition or disposition, directly or indirectly (by merger or otherwise), not yet consummated, of assets or capital stock or other equity interests of another Person or any Company Facility or Management Business Real Property;

(v)           is a Management Agreement or a Real Property Lease relating to a Company Facility;

(vi)          by its terms calls for aggregate payment or receipt by the Company, its Subsidiaries and its Significant Joint Ventures under such Contract of more than $1 million per annum or $3 million over the remaining term of such Contract, other than in the ordinary course of business procurement or sale Contracts for supplies of goods or services or Contracts that may be terminated without penalty upon ninety (90) days advance written notice or Contracts that cover the procurement or sale of supplies of goods or services to less than 60 Company Facilities;

(vii)         could result in liability on the part of the Company or any of its Subsidiaries in respect of any purchase price adjustment, earn-out or contingent purchase price obligation;

(viii)        is a Contract entered by the Company through its purchase department and that provides for (i) “most favored nation” rights with respect to existing or future Affiliates of the Company, or (ii) provides for “exclusivity” or any similar requirements in favor of any Person, other than ordinary course of business procurement or sale Contracts for supplies of goods or services or Contracts; or

(ix)           obligates the Company or any of its Subsidiaries to make any capital commitment or expenditure (including pursuant to any renovation, construction or development project) in excess of $1,000,000 per annum, excluding any payment obligation budgeted for in the Company’s 2012 budget or in the budgets of the Joint Ventures.

Each Contract of the type described in clauses (i) through (ix) above is referred to herein as a “Specified Contract.”

(b)           Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business, each Specified Contract is valid and binding on the Company and any Subsidiary or Significant Joint Venture of the Company that is a party thereto and, to the Knowledge of the Company, each other party thereto and is in full force and effect as of the date hereof.  There is no Violation under any Specified Contract by the Company or any of its Subsidiaries or Significant Joint Ventures or, to the Knowledge of the Company, by any other party, and no event has occurred that would constitute a Violation thereunder by the Company or any of its Subsidiaries or Significant Joint Ventures, or to the Knowledge of the Company, by any other party, except in any such case which has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business.

Section 3.20                 Insurance.  The Company has made available to the Buyer copies of all material insurance policies and all material fidelity bonds or other insurance service contracts maintained by or on behalf of the Company or its Subsidiaries providing coverage for the Management Business (the “Company Insurance Policies”).  Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business, each Company Insurance Policy is, as of the date hereof, in full force and effect and all premiums payable under each such Company Insurance Policy have been paid.

Section 3.21                 Takeover Statutes.  No “control share acquisition,” “fair price,” “moratorium,” “business combination” or other anti-takeover Law is applicable to this Agreement or any transaction contemplated by this Agreement.

Section 3.22                 No Other Representations and Warranties.  Except for the representations or warranties expressly set forth in this Article III, neither the Company nor any of its Affiliates has made any representation or warranty, expressed or implied, with respect to the Company, its Subsidiaries or the Joint Ventures, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company, its Subsidiaries or the Joint Ventures.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER

Except as disclosed in the disclosure letter delivered to the Company by the Buyer concurrently with the execution and delivery of this Agreement (the “Buyer Disclosure Letter”), the Buyer hereby represents and warrants to the Company as follows:

Section 4.1                   Entity Existence and Power.  The Buyer is a limited partnership, duly formed, validly existing and in good standing under the laws of Delaware, except where the failure to be so organized, existing and in good standing would not be reasonably expected to, individually or in the aggregate, adversely affect in any material respect, or prevent or materially delay, the consummation of the Management Business Sale or the ability of the Buyer to observe and perform its obligations hereunder (a “Material Adverse Effect on the Buyer”).  The Buyer has all limited partnership power and authority required to execute and deliver this Agreement and to consummate the Management Business Sale and the other transactions contemplated hereby and to perform each of its obligations hereunder.

Section 4.2                   Corporate Authorization.  The execution, delivery and performance by the Buyer of this Agreement and the consummation by the Buyer of the Management Business Sale and the other transactions contemplated hereby have been duly and validly authorized by the general partner of the Buyer.  No other corporate or other proceedings other than those previously taken or conducted on the part of the Buyer are necessary to approve this Agreement or to consummate the Management Business Sale and the other transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by the Buyer and, assuming the due and valid execution and delivery of the Agreement by the Company, constitutes a legal, valid and binding agreement of the Buyer, enforceable against the Buyer in accordance with its terms.

Section 4.3                   Governmental Authorization.  The execution, delivery and performance by the Buyer of this Agreement and the consummation by the Buyer of the Management Business Sale and other transactions contemplated hereby do not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Authority, other than (a) compliance with the applicable requirements of the HSR Act and any other applicable Regulatory Laws and (b) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Buyer.

Section 4.4                   Non-Contravention.  The execution, delivery and performance by the Buyer of this Agreement and the consummation by the Buyer of the Management Business Sale and the other transactions contemplated hereby do not and will not (a) contravene or conflict with the organizational or governing documents of the Buyer, (b) assuming compliance with the items specified in Section 4.3, contravene, conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Buyer or any of its properties or assets, or (c) require the consent, approval or authorization of, or notice to or filing with any third party with respect to, result in any breach or violation of or constitute a default, give rise to any right of termination, cancellation, amendment or acceleration of any obligation of the Buyer under any Contract; except, in the case of clauses (b) and (c) above, which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Buyer.

Section 4.5                   Financing.  At the Closing, the Buyer will have sufficient funds available to pay the Purchase Price.  The Buyer expressly acknowledges and agrees that its obligations hereunder, including its obligations to consummate the Management Business Sale, are not subject to, or conditioned on, receipt of financing.

Section 4.6                   Disclaimer of Warranties.  The Buyer acknowledges that (a) except for the representations or warranties expressly set forth in Article III, neither the Company nor any of its Affiliates has made any representation or warranty, expressed or implied, with respect to the Company, its Subsidiaries or the Joint Ventures, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company, its Subsidiaries or the Joint Ventures, (b) the Buyer has not relied on any representation or warranty from the Company or any of its Affiliates in determining to enter into this Agreement, other than those representations and warranties expressly set forth in this Agreement, and (c) neither the Company nor any of its Affiliates shall have or be subject to any liability to the Buyer or any of its Affiliates resulting from the distribution to the Buyer or the Buyer’s use of, any information, including any information, documents or material made available to the Buyer in any “data rooms,” management presentations or in any other form in expectation of the Management Business Sale and the other transactions contemplated hereby, except to the extent any such information is explicitly the subject of a representation or warranty set forth in Article III, including the Company Disclosure Letter.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MANAGEMENT BUSINESS SALE

Section 5.1                   Conduct of the Company and its Subsidiaries.  Except as (x) set forth in Section 5.1 of the Company Disclosure Letter or as otherwise (A) expressly permitted or required by this Agreement or (B) expressly required by the Merger Agreement, or (y) consented to in writing by the Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the earlier of the Closing and termination of this Agreement in accordance with its terms, the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its Significant Joint Ventures to, conduct the Management Business in the ordinary course and in compliance with Law, and use all commercially reasonable efforts to maintain and preserve intact its business organization, including the goodwill of any Governmental Authorities, lenders, suppliers, landlords, Joint Venture partners and other Persons with which it has material business relationships; provided, however, that no action by the Company or its Subsidiaries or its Significant Joint Ventures of the type specifically addressed in Sections 5.1(a) through 5.1(q) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.  Except (i) as required by

Law, (ii) as set forth in Section 5.1 of the Company Disclosure Letter, (iii) (A) as may be expressly permitted or required by this Agreement or (B) expressly required by the Merger Agreement, and, in the case of the Significant Joint Ventures, required by the terms of the applicable Joint Venture Agreement, (iv) pursuant to the Company Reorganization or the Holding Company Merger or (v) as may be consented to by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), and solely with regard to the Management Business, the Company shall not, and shall not permit its Subsidiaries or Significant Joint Ventures to:

(a)           adopt any change in the organizational documents of the Company;

(b)           merge or consolidate the Company or any of its Subsidiaries or Significant Joint Ventures with any Person, other than the Holding Company Merger and other than any mergers or consolidations among the Company and its Subsidiaries or among the Company’s Subsidiaries;

(c)           incur, create, assume or otherwise become liable for any Indebtedness except (i) for Indebtedness that is redeemable or prepayable at or prior to the Closing, (ii) for any Indebtedness incurred in the ordinary course of business, including mortgages on real property acquired by the Company or any of its Subsidiaries or Significant Joint Ventures, (iii) for Indebtedness among the Company and its Subsidiaries and Significant Joint Ventures or among the Company’s Subsidiaries or Significant Joint Ventures, (iv) for Indebtedness under the Company’s existing revolving credit facility (and any other credit facility of the Company hereafter created with term or revolving Indebtedness on terms substantially the same as those governing the Company’s existing revolving credit facility as it may have been amended consistent with this clause (c)), (v) for Indebtedness incurred to replace, renew, extend, refinance, refund or repay any existing Indebtedness on substantially the same or more favorable terms to the Company than such existing Indebtedness, (vi) for any guarantees by the Company of Indebtedness of the Company’s Subsidiaries or Significant Joint Ventures or guarantees by the Company’s Subsidiaries or Significant Joint Ventures of Indebtedness of the Company or any of its Subsidiaries or Significant Joint Ventures, and (vii) with respect to any Indebtedness not in accordance with clauses (ii) through (vi), for any Indebtedness not to exceed $25 million in aggregate principal amount outstanding at the time incurred by the Company or any of its Subsidiaries or Significant Joint Ventures (it being agreed that the Company shall be permitted to redeem, repurchase or defease any Indebtedness (i) not in excess of $25 million (provided that no prepayment penalty would be payable in connection therewith), (ii) at stated maturity and any required amortization payments and mandatory prepayments, in each case in accordance with the terms of the instrument governing such Indebtedness as in effect on the date of the Merger Agreement or as modified with the consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or (iii) any of the foregoing relating to intercompany Indebtedness);

(d)           make any acquisition (including by merger, consolidation or acquisition of stock or assets) of any other Person (or any division or material amount of assets thereof) or business (it being agreed that the Company shall be permitted to purchase any interest in any Joint Venture to the extent required by the terms of the applicable Joint Venture Agreement as in effect on the date of the Merger Agreement);

(e)           make any capital expenditures, except for (i) capital expenditures not exceeding 110% of the amount budgeted therefor in the Company’s 2012 budget, in the form made available to the Buyer prior to the date hereof, (ii) capital expenditures in 2013 not exceeding 110% of the aggregate amount of capital expenditures contemplated by the Company’s 2012 budget, (iii) capital expenditures required to honor obligations to the Company’s Joint Ventures or pursuant to the budgets of the Joint Ventures, (iv) capital expenditures made in response to any emergency, whether caused by war, terrorism, weather events, natural disasters, public health events, outages, casualty, Act of God or event of force majeure or otherwise, or (v) capital expenditures required to comply with any applicable Law;

(f)            make any loans, advances or capital contributions to, or investments in, any other Person in excess of $5 million, except for those (i) required or contemplated by existing Contracts, (ii) required to honor obligations to the Company’s Joint Ventures existing as of the date hereof or pursuant to the budgets of the Joint Ventures, and any obligations to the Joint Ventures in 2013 as reasonably agreed with Company’s Joint Venture partners, (iii) permitted by Section 5.1(d) or 5.1(e), (iv) solely between the Company and a Subsidiary of the Company or among Subsidiaries of the Company or (v) made in response to any emergency, whether caused by war, terrorism, weather events, natural disasters, public health events, outages, casualty, Act of God or event of force majeure or otherwise;

(g)           pledge or otherwise encumber shares of capital stock or other voting securities of the Company or any of its Subsidiaries or Significant Joint Venture, other than Permitted Liens, except in accordance with the incurrence of Indebtedness not prohibited by Section 5.1(c);

(h)           sell, lease (except for the exercise of any extension or renewal option), license, mortgage, sell and leaseback or otherwise dispose of any of the properties set forth in Section 5.1(h) of the Company Disclosure Letter, except on the terms set forth in Section 5.1(h) of the Company Disclosure Letter; or (ii) sell, lease (except for the exercise of any extension or renewal option), license, mortgage, sell and leaseback or otherwise dispose of any other properties or non-cash assets used in the Management Business with a value in excess of $20 million in the aggregate, except in the case of this clause (ii) (x) sales or dispositions made in connection with any transaction among the Company and its Subsidiaries engaged in the Management Business or among the Company’s Subsidiaries engaged in the Management Business or (y) sales or dispositions made in the ordinary course of business;

(i)            (i) split, combine or reclassify any securities of the Company (“Company Securities”) or amend the terms of any Company Securities, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of Company Securities (it being agreed that any dividend or distribution by a Subsidiary of the Company or a Joint Venture shall be permitted) or (iii) issue or offer to issue any securities of any Subsidiary of the Company engaged in the Management Business or any securities convertible into or exchangeable for any securities of any Subsidiary of the Company other than issuances to the Company or a wholly-owned Subsidiary of the Company (it being agreed that the Company shall be permitted to issue, offer to issue, redeem, repurchase or otherwise acquire Company Securities in connection with (A) the exercise, conversion, redemption or repurchase of the Company’s 5.0% Junior Subordinated Convertible Notes due 2041, (B) the exercise of options to acquire Company Securities granted under the Company’s stock plans (“Company Options”), (C) the withholding of Company Securities to satisfy Tax obligations with respect to equity awards of the Company (“Company Equity Awards”), (D) the acquisition by the Company of Company Securities in connection with the forfeiture of Company Equity Awards, (E) the acquisition by the Company of Company Securities in connection with the net exercise of Company Options in accordance with the terms thereof, (F) the issuance of Company Securities to newly hired or promoted employees or newly appointed directors in the ordinary course of business consistent with past practice, or in connection with annual grants to employees and directors made in the ordinary course of business consistent with past practice, or as required to comply with any compensation or benefit plan of the Company as in effect on the date of this Agreement and (G) any transaction solely between the Company and a Subsidiary of the Company or between Subsidiaries of the Company);

(j)            except (i) as required pursuant to existing Contracts or any Company Benefit Plan in effect on the date hereof, (ii) as effected in the ordinary course of business and consistent with past practice or (iii) as required by Law (including to avoid the imposition of penalty or other taxes under Section 409A of the Code), (A) adopt, amend or terminate any material Company Benefit Plan, (B) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any material Company Benefit Plan or (C) increase the annualized value of compensation and benefits to be provided to Company Employees (other than in the ordinary course of business consistent with past practice in an amount that does not exceed 5.0% of such annualized value, in the aggregate, immediately prior to the date hereof);

(k)           other than in the ordinary course of business consistent with past practice, settle or compromise any litigation or release, dismiss or otherwise dispose of any claim or arbitration not covered by insurance, other than settlements or compromises of litigation, claims or arbitration that do not, individually or in the aggregate, involve the payment of more than $5 million in excess of the amount reserved on the latest consolidated balance sheets of the Company in respect of litigation and claims, as set forth in the Company SEC Reports, and do not involve any material injunctive or other non-monetary relief on the Company, any of its Subsidiaries or the Management Business;

(l)            (i) cancel any material indebtedness for borrowed money owed to the Company other than as a result of a repayment of such indebtedness, or (ii) waive or release any claims or right of material value except in the exercise of the Company’s commercially reasonable business judgment;

(m)          enter into, materially modify or amend, or terminate any Joint Venture Agreement or any Management Agreement or Real Property Lease (it being understood that, without limiting other modifications or amendments that may be material, any modification or amendment reducing the term or fees or other amounts that are payable to, or by, the Company or any of its Subsidiaries under any Management Agreement or Real Property Lease will be considered a material modification or amendment of such Management Agreement or Real Property Lease), except for the renewal, extension or replacement of any Management Agreement or Real Property Lease expiring in accordance with its term (such renewal, extension or replacement to be on terms substantially similar to the existing Management Agreement or

Real Property Lease) or, other than in the ordinary course of business, enter into, materially modify or amend, or terminate any other Specified Contract other than as permitted by this Section 5.1;

(n)           make any material change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or Law;

(o)           adopt a plan of complete or partial liquidation or dissolution of the Company or any of its Subsidiaries;

(p)           prepare and file any material Tax Return in a manner that is inconsistent with past practice or, on any such Tax Return, take any position, make any election or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods, in each case, if such action would increase by a material amount the Tax liability of the Company and its Subsidiaries; or

(q)           authorize, agree or commit to do any of the foregoing.

Notwithstanding anything in this Agreement, including this Section 5.1, to the contrary, (I) except as contemplated by the Company Reorganization, in no event shall the Company or any of its Subsidiaries transfer any assets, properties or rights (whether through sale, contribution, distribution or otherwise and whether before or after the consummation of the Holding Company Merger), to the Seller or any Subsidiary of the Seller (other than the Company or any of its Subsidiaries) and (II) the Company will not, and will cause its Subsidiaries and Significant Joint Ventures not to, without consulting with the Buyer, incur, amend, modify, restate or renegotiate the existing terms of any Indebtedness of the Company or any of its Subsidiaries or any Significant Joint Ventures if such incurrence, amendment, modification, restatement or renegotiation would result in any Indebtedness ranking senior in rights of payment to the payment of any amounts to the Company or any of its Subsidiaries under any Management Agreement.

Section 5.2                   Conduct of the Buyer.  The Buyer agrees that, from the date hereof to the Closing, it shall not (a) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Management Business Sale set forth in Article VII becoming incapable of being satisfied or (b) take any action or fail to take any action which would, or would reasonably be likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Buyer to consummate the Management Business Sale or the other transactions contemplated by this Agreement.

Section 5.3                   No Control of Other Party’s Business.  Nothing contained in this Agreement is intended to give the Buyer, directly or indirectly, the right to control or direct the operations of the Company, its Subsidiaries or any Joint Venture prior to the Closing, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct the operations of the Buyer.  Prior to the Closing, each of the Buyer and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1                   Efforts.  (a)  Subject to the terms and conditions of this Agreement, each party will use reasonable best efforts to take, or cause to be taken, all actions and to do promptly, or cause to be done promptly, and to assist and cooperate with each other in doing, all things necessary, proper or advisable under Law to consummate and make effective the Management Business Sale and the other transactions contemplated by this Agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the Management Business Sale and the other transactions contemplated by this Agreement.  In furtherance and not in limitation of the foregoing, each party hereto agrees (i)(x) to make appropriate filings of a Notification and Report Form pursuant to the HSR Act as promptly as practicable after the date hereof and (y) to make any other filings pursuant to applicable Regulatory Laws with respect to the transactions contemplated hereby as promptly as practicable after the date hereof, (ii) to use reasonable best efforts to cooperate with each other in (A) determining which filings are required to be made prior to the Closing with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Closing from, Governmental Authorities or any other Person in connection with the execution and delivery of this Agreement, and the consummation of the Management Business Sale and the other transactions contemplated by this Agreement, including any such consents, approvals, permits or authorizations as may be necessary to avoid a material Violation of any Specified Contract, (B) timely completing all necessary documentation and related forms or paperwork as may be required for all such filings, and (C) timely making all such filings to obtain all consents, approvals, permits and authorizations, (iii) to furnish promptly to the other party, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants, with such information and reasonable assistance as such other party and its Affiliates may reasonably request in connection with their preparation of necessary filings, registrations, and submissions of information to any Governmental Authority, including any filings under the Regulatory Laws, (iv) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other applicable Regulatory Laws and (v) to use reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable to obtain applicable clearances, consents, authorizations, approvals or waivers and to cause the expiration or termination of the applicable waiting periods with respect to the approval of the Management Business Sale under the HSR Act and any other applicable Regulatory Laws as promptly as practicable and in any event no later than the End Date.

(b)           Each of the Buyer and the Company in connection with the efforts referenced in Section 6.1(a), shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) promptly notify the other party of any communication concerning this Agreement and any of the transactions contemplated hereby to that party from any Governmental Authority and consider in good faith the views of the other party and keep the other party reasonably informed of the status of matters related to the transactions contemplated by this Agreement, including furnishing the other with any written notices or other communications received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other U.S. or foreign Governmental Authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party to review in draft any proposed communication to be submitted by it to, with reasonable time and opportunity to comment, give reasonable consideration to the other party’s comments thereon, and consult with each other in advance of any in-person or telephonic meeting or conference with, the FTC, the DOJ or any other Governmental Authority or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other Person, not agree to participate in any meeting or substantive discussion (including any discussion relating to the antitrust merits, any potential remedies, commitments or undertakings, the timing of any waivers, consents, approvals, permits, orders or authorizations, and any agreement regarding the timing of consummation of the Management Business Sale) with any Governmental Authority relating to any filings or investigations concerning this Agreement and any of the transactions contemplated hereby unless it consults with the other party and its Representatives in advance and invites the other party’s Representatives to attend in accordance with Regulatory Laws; provided, however, that nothing in this Agreement shall prevent a party from responding to or complying with a subpoena or other legal process required by Law or submitting factual information in response to a request therefor.

(c)           In furtherance and not in limitation of the covenants of the parties contained in Section 6.1(a) and Section 6.1(b), each party hereto shall use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Regulatory Laws, including defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby and thereby (including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed).  In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority, or private party challenging the Management Business Sale or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, each of the Buyer and the Company shall cooperate with the other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Management Business Sale.

(d)           In furtherance of, and not in limitation of, the covenants of the parties contained in Section 6.1(a), Section 6.1(b) and Section 6.1(c), the Buyer shall take, or cause to be taken, all such further actions as may be necessary to resolve such objections, if any, as the FTC, the DOJ, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction or any other Person may assert under any Law with respect to the Management Business Sale, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Authority with respect to the Management Business Sale so as to enable the Closing to occur as promptly as reasonably practicable and in any event no later than the End Date, including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, regardless of the consideration, the sale, divestiture, license or disposition of any assets or businesses of the Company, its Subsidiaries or Joint Ventures, or of the Buyer, and (y) otherwise taking or committing to take any actions that after the Closing Date would limit the freedom of the Buyer, the Management Business LLC, or their Subsidiaries’ freedom of action with respect to, or its ability to retain, one or more of its or its Subsidiaries’ businesses, product lines or assets, in each case as may be required in order to effect the satisfaction of the conditions to the Management Business Sale set forth in Article VII prior to the End Date and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any suit or proceeding that would otherwise have the effect of preventing the Closing or delaying the Closing beyond the End Date; provided, however, that (i) neither the Seller, the Company nor any of its Affiliates shall be required to become subject to, or consent or agree to or otherwise take any action with respect to, any Order, requirement, condition, understanding or agreement of or with a Governmental Authority to sell, to license, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of the Seller, the Company or any of its Affiliates, unless such Order, requirement, condition, understanding or agreement is binding on the Company only in the event that the Management Business Sale occurs; and (ii) nothing in this Section 6.1 shall require, or be construed to require (x)  the Buyer, the Seller, the Company or their respective Subsidiaries to sell, divest, license or dispose of or hold separate (or to propose or agree to sell, divest, license or dispose of or hold separate), before or after the Closing, any assets or businesses of the Buyer, the Seller, the Company or any of their respective Subsidiaries, if such action would be reasonably expected to, individually or in the aggregate, result in (after giving effect to any reasonably expected proceeds of any sale, divestiture, license or disposition) a Material Adverse Effect on the Management Business or (y) any Affiliate of the Buyer (other than Subsidiaries of the Buyer) to sell, divest, license or dispose of or hold separate (or to propose or agree to sell, divest, license or dispose of or hold separate), before or after the Closing, any assets or the businesses of any such Affiliate.

(e)           Any other provision of this Agreement notwithstanding, in connection with obtaining any approval or consent from any Person (other than a Governmental Authority) with respect to the Management Business Sale or the other transactions contemplated by this Agreement, (i) if reasonably requested in writing by the Buyer, the Company shall, shall cause its Subsidiaries or shall use reasonable best efforts to cause its Significant Joint Ventures to, execute any documents, agreements and instruments and take such other actions to the extent practicable, all in such order, form and substance as reasonably requested by the Buyer, and (ii) without the prior written consent of the Buyer, none of the Company or any of its Subsidiaries or Significant Joint Ventures shall take any action, agree to take any action or consent to the taking of any action pursuant to this Section 6.1 (including with respect to selling, holding separate or otherwise disposing of assets or conducting its business in a specified manner).

Section 6.2                   Access to Information.  Subject to the restrictions imposed by the HSR Act, federal and state securities Laws and other Laws, the Company will provide, will cause its Subsidiaries and its and their respective Representatives to provide, and will use reasonable best efforts to cause its Significant Joint Ventures to provide the Buyer, its Affiliates and their respective authorized Representatives, during normal business hours and upon reasonable advance notice (a) such access to the offices, properties, Company Facilities, books and records of the Company, its Subsidiaries and its Significant Joint Ventures (so long as such access does not interfere unreasonably with the business or operations of the Company, its Subsidiaries, its Significant Joint Ventures or the Company Facilities) as the Buyer reasonably may request and (b) all documents that the Buyer reasonably may request.  The foregoing notwithstanding, the Buyer, its Affiliates and their Representatives shall not have access to any books, records, documents and other information (i) to the extent prohibited by the terms of a confidentiality agreement with a third party, (ii) to the extent that the disclosure thereof would, in the opinion of the Company’s counsel, be reasonably likely to result in the loss of attorney-client privilege or (iii) to the extent required by Law.  All information exchanged pursuant to this Section 6.2 shall be subject to the Confidentiality Agreement.

Section 6.3                   Public Announcements.  So long as this Agreement is in effect, the parties shall consult with each other before issuing any press release or making any public announcement relating to this Agreement or the transactions contemplated hereby and, except for any press release or public announcement as may be required by Law or court process, shall not issue any such press release or make any such public announcement without the consent of the other parties (not to be unreasonably withheld or delayed).  The Buyer and the Company agree to issue a mutually acceptable joint press release announcing this Agreement.

Section 6.4                   Employee Matters.  (a)  From and after the Closing, the Buyer will cause the Management Business LLC and all of its Subsidiaries to honor, to the extent required by their respective terms, each of the Company Benefit Plans.  The Buyer shall cause the Management Business LLC and each of its Subsidiaries, for the period commencing at the Closing and ending on the first anniversary thereof, to maintain for each employee of the Management Business LLC or any of its Subsidiaries at the Closing (“Current Employee”) (i) an annual rate of base salary and annual cash target bonus opportunity no less favorable, in each case, than the annual rate of base salary and annual cash target bonus opportunity provided to such Current Employee immediately prior to the Closing, and (ii) compensation and employee benefits that are no less favorable in the aggregate than the compensation and employee benefits provided to such Current Employee immediately prior to the Closing; provided, however, that, nothing in this Section 6.4 shall limit the right of the Buyer, the Management Business LLC or any of their Subsidiaries to terminate the employment of any Current Employee at any time in a manner consistent with any applicable contractual obligations, Company Benefit Plans, or Law.

(b)           As of and after the Closing, the Buyer will, or will cause the Management Business LLC to, give each Current Employee full credit for purposes of eligibility to participate, vesting and level of benefits under any Company Benefit Plans or under any employee benefit plan, program, policy or other arrangement of the Buyer and its Subsidiaries, in each case which provides benefits to any Current Employees as of and after the Closing (each, a “Buyer Plan”) for such Current Employee’s service prior to the Closing with the Management Business LLC and its Subsidiaries and their predecessor entities, to the same extent such service is recognized by the Management Business LLC or its Subsidiaries immediately prior to the Closing (other than as would result in a duplication of benefits or for purposes of benefit accrual under defined benefit pension plan).  With respect to each Buyer Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), the Buyer or its Subsidiaries shall (i) cause there to be waived any preexisting condition or eligibility limitations or exclusions and actively-at-work requirements with respect to the Current Employees and their eligible dependents and (ii) give effect, for the year in which the Closing occurs, for purposes of satisfying any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Current Employees and their eligible dependents under similar plans maintained by the Company and its Subsidiaries in which such Current Employees and their eligible dependents participated immediately prior to the Closing.

(c)           For one (1) year following the Closing, each Current Employee  will continue to be eligible for severance benefits in amounts, terms and conditions no less generous than those which applied to such Current Employee under the severance plans, programs, policies, agreements and other arrangements of the Company immediately prior to the Closing and as are set forth on Section 6.4(c) of the Company Disclosure Letter.

(d)           If the Closing occurs prior to the payment of bonuses for the 2012 calendar year under the Company’s existing annual cash bonus programs (the “Existing Programs”), the Buyer will, or will cause the Management Business LLC to, pay to each Current Employee who is otherwise eligible to earn a cash bonus for calendar year 2012 under the Existing Programs and who either (i) remains employed through the payment date of such bonuses, or (ii) is involuntarily terminated without “cause” (as defined in the Company’s form of Separation Pay Agreement as in effect on the date hereof) after the Closing but prior to such payment date, no less than such Current Employee’s target-level bonus in a cash lump sum on a date consistent with past practice and in no event later than March 15, 2013.  If the Closing occurs after December 31, 2012 and before January 1, 2014, immediately prior to the effective time of the Holding Company Merger, the Company shall pay each Company Employee who is otherwise eligible to earn a cash bonus for calendar year 2013 under the Existing Programs a bonus no less than (x) such Company Employee’s target-level bonus award under the applicable Existing Program, multiplied by (y) a fraction, the numerator of which is the number of days from and including January 1, 2013 through and including the effective date of the Holding Company Merger and the denominator of which is 365.

(e)           The provisions of this Section 6.4 are solely for the benefit of the parties to this Agreement, and no current or former employee, officer, director or consultant, or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement.  In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any other “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by the Company, the Buyer, the Management Business LLC or any of their respective Affiliates; (ii) alter or limit the ability of the Buyer and its Subsidiaries (including, after the Closing, the Management Business LLC and its Subsidiaries) to amend, modify or terminate any Company Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Closing; or (iii) to confer upon any current or former employee, officer, director or consultant, any right to employment or continued employment or continued service with the Buyer, the Management Business LLC or any of their respective Subsidiaries (including, following the Closing, the Management Business LLC and its Subsidiaries), or constitute or create an employment agreement with any employee.

Section 6.5                   Company Reorganization; Owned Land Parcels Sale.  (a)  The Company shall (i) subject to clause (ii), take, or cause to be taken, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under Law to effect the

Company Reorganization in all material respects, including each of the transactions set forth on Exhibit 1, and (ii) use reasonable best efforts to take, or cause to be taken, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under Law to effect any modifications to the Company Reorganization reasonably requested by the Buyer; provided, however, that, with respect to clause (ii) (x) the Company shall not be required to take any action that would be reasonably likely to adversely affect, or prevent or delay, the consummation of the Mergers, the ability of the shareholders of the Company to receive the Merger Consideration or the Company’s ability to observe and perform its obligations under the Merger Agreement and (y) the parties agree that the transactions set forth on Exhibit 1 (or any modifications thereto) shall be modified, at Buyer’s request, as necessary to provide for (1) the conversion of any Subsidiary that is organized as a corporation into a limited liability company, (2) including retroactively, the election by any existing or newly formed limited liability company to be treated as a corporation for U.S. federal income tax purposes (and, at Buyer’s election, the making of an election under Section 362(e) with respect to any such limited liability company),  (3) the making of an election under Section 338(h)(10) of the Code with respect to any Subsidiary that is a corporation for U.S. federal income tax purposes, (4) the distribution of some or all of the contracts or other assets held by any Subsidiary to a direct or indirect parent entity, and/or (5) the contribution (including successive contributions) of any contracts or assets to one or more existing or newly created entities.

(b)           Without limiting the parties obligations under Section 6.1, to the extent that certain authorizations, approvals or consents of, or notification with, third parties and Governmental Authorities may be required in connection with the consummation of the Management Business Sale, the Company and its Subsidiaries agree to:  (i) cooperate with the Buyer in a commercially reasonable manner in developing and implementing a strategy and process for seeking such authorizations, approvals or consents, and making such notifications, including considering in good faith any actions, (ii) consult with the Buyer on a regular basis and in good faith in carrying out the foregoing strategy and process, and (iii) make such notifications and use reasonable best efforts to take or cause to be taken all actions necessary, proper or advisable to obtain such authorizations, approvals or consents, as promptly as practicable.

(c)           If requested by the Buyer, the Company shall, and shall cause its Subsidiaries to, effect the sale of the Owned Land Parcels to a Person designated by the Buyer rather than to the Buyer, including by entering one or more agreements prior to the Closing to effect such sale and making appropriate amendments to this Agreement to reflect that the sale of the Owned Land Parcels will be made to a Person other than the Buyer; provided, however, that (i) the Company shall not be required to take any action that would be reasonably likely to adversely affect or prevent the consummation of the Management Business Sale or the Company’s ability to observe and perform its obligations under this Agreement; (ii) the Company shall not be required to take any action that would be reasonably likely to adversely affect, or prevent or delay the consummation of the Mergers, the ability of the shareholders of the Company to receive the Merger Consideration or the Company’s ability to observe and perform its obligations under the Merger Agreement and (iii) any sale of the Owned Land Parcels shall be conditioned upon the occurrence of the Closing (or upon such time when all the conditions to the Closing are satisfied or waived).

Section 6.6                   Notification of Certain Matters.  Subject to applicable Law, the Company shall give prompt notice to the Buyer, and the Buyer shall give prompt notice to the Company, of the discovery by a party to this Agreement of any fact, circumstance or event, the occurrence or non-occurrence of which could reasonably be likely to cause any of the conditions set forth in Article VII not to be satisfied prior to the End Date.

Section 6.7                   Joint Ventures; Real Property Leases;.  From and after the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with its terms, the Company will consult with the Buyer with respect to, and keep the Buyer reasonably informed of, its communications and negotiations with (1) any counterparties to Joint Venture Agreements and/or (2) any lessors under Real Property Leases, in each case to the extent relating to the Management Business.

Section 6.8                   Certain Litigation.  Subject to applicable Law, the Company shall promptly advise the Buyer orally and in writing of any Action commenced after the date of this Agreement against the Company or any of its directors by any stockholder of the Company relating to this Agreement and the transactions contemplated hereby and, unless inconsistent with the fiduciary duties of the Board of Directors of the Company, shall keep the Buyer reasonably informed regarding any such litigation.

Section 6.9                   Company Proxy Statement.  The Buyer shall cooperate with the Company in connection with the preparation of the Company Proxy Statement, including promptly furnishing the Company upon request with any and all information as may be required to be set forth in the Company Proxy Statement under Law.  The Company will provide the Buyer a reasonable opportunity to review and comment upon the Company Proxy Statement or any amendments or supplements thereto, prior to mailing the Company Proxy Statement to its shareholders.

Section 6.10                 Solicitation.  From the date hereof until the earlier of the Closing Date and termination of this Agreement in accordance with its terms, the Company and its Subsidiaries shall not, and the Company shall use its reasonable best efforts to cause its Representatives and Significant Joint Ventures not to, directly or indirectly:  (i) solicit, initiate, or knowingly encourage the submission of any proposal that constitutes or could reasonably be expected to result in a Management Business Acquisition Proposal, (ii) furnish any non-public information regarding the Company or any of its Subsidiaries or Significant Joint Ventures to any third-party Person (other than the Buyer) in connection with or in response to a Management Business Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to result in a Management Business Acquisition Proposal, (iii) engage or participate in any discussions or negotiations with a third-party Person (other than the Buyer or its respective Representatives) making (or who could reasonably be expected to make) a Management Business Acquisition Proposal, (iv) approve or recommend (or publicly propose to approve or recommend) any Management Business Acquisition Proposal, (v) enter into any letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, exchange agreement or any other agreement with a third-party Person relating to a Management Business Acquisition Proposal or requiring the Company to abandon, terminate or fail to consummate the Management Business Sale or any other transaction contemplated by this Agreement or (vi) resolve or agree to do any of the foregoing.  Immediately following the execution of this

Agreement, the Company and its Subsidiaries shall, and the Company shall use its reasonable best efforts to cause its Representatives to, cease and terminate any discussions existing as of the date of this Agreement between the Company or any of its Subsidiaries or any of their respective Representatives, on the one hand, and any third-party Person (other than the Buyer or any of its Representatives), on the other hand, with respect to any Management Business Acquisition Proposal, and the Company shall request each third-party Person (other than the Buyer or any of its Representatives) with whom the Company engaged in such discussions to return to the Company or destroy any non-public information previously furnished or made available to such third-party Person or any of its Representatives by or on behalf of the Company or its Representatives to the extent that the Company is entitled to have such information returned or destroyed in accordance with the terms of a confidentiality or similar agreement entered into by the Company and such third-party Person.  Notwithstanding the foregoing, the Company shall not be prohibited from taking any actions permitted to be taken by the Company under Section 7.4 of the Merger Agreement.

Section 6.11                 Takeover Statutes.  The parties shall use all reasonable efforts (a) to take all action necessary so that no takeover statute is or becomes applicable to restrict or prohibit the Management Business Sale or any of the other transactions contemplated by this Agreement and (b) if any such takeover statute is or becomes applicable to restrict or prohibit any of the foregoing, to take all action necessary so that the Management Business Sale and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such takeover statute on the Management Business Sale and the other transactions contemplated by this Agreement.

Section 6.12                 Working Capital Estimate.  The Company shall prepare in consultation with the Buyer and Parent an estimate of the working capital of the Management Business as of immediately prior to the Closing using such methodology and components of working capital as Buyer shall reasonably request and the Company shall deliver such estimate, together with supporting documentation for such estimate, to Buyer and Parent no more than five (5) Business Days and no later than three (3) Business Days prior to the date on which the Closing is expected to occur.

ARTICLE VII

CONDITIONS TO THE MANAGEMENT BUSINESS SALE

Section 7.1                   Conditions to the Obligations of Each Party.  The obligations of the Seller, the Company and the Buyer to consummate the Management Business Sale are subject to the satisfaction (or to the extent permitted by Law, mutual waiver by both the Company and the Buyer) of the following conditions:

(a)           HSR Act.  Any applicable waiting period under the HSR Act (and any extension thereof) relating to the Management Business Sale shall have expired or been terminated.

(b)           No Injunctions or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any Governmental Authority of competent jurisdiction or other Law (each, a “Restraint”) shall be in effect that prohibits, restrains or renders illegal the consummation of the Management Business Sale.

(c)           Holding Company Merger.  The Holding Company Merger shall have become effective on the terms contemplated by the Merger Agreement, and Parent is and has irrevocably confirmed in writing to the Seller that it is ready, willing and able to consummate the Acquisition Merger immediately following the Closing.

Section 7.2                   Conditions to the Obligations of the Buyer.  The obligations of the Buyer to consummate the Management Business Sale are subject to the satisfaction (or, to the extent permitted by Law, waiver by the Buyer) of the following further conditions:

(a)           Representations and Warranties.  (i) The representations and warranties of the Company set forth in Sections 3.2(a) and 3.2(b) shall be true and correct in all material respects, (ii) the representations and warranties of the Company set forth in Sections 3.5(a), 3.8(b) and 3.8(c) shall be true and correct in all respects and (iii) all other representations and warranties of the Company set forth in this Agreement shall be true and correct (without giving effect to any materiality or material adverse effect qualifications contained therein), in each case, as of the date of this Agreement and as of the date of the Closing as though made on the date of the Closing (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), except in the case of this clause (iii), for such failures to be true and correct that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Management Business.  The Buyer shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b)           Performance of Obligations of the Company and the Seller.  The Company and the Seller shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it hereunder at or prior to the Closing.  The Buyer shall have received a certificate signed on behalf of the Seller and the Company by an executive officer of the Seller and the Company to such effect.

(c)           Company Reorganization.  The Company Reorganization shall have been completed in all material respects.

(d)           Material State Approvals.   All Material State Approvals shall have been obtained; provided that this condition shall be deemed satisfied on August 22, 2013 if the Closing has not occurred by such date unless the failure to obtain any of the Material State Approvals prior to such date is due to the failure of the Seller and the Company to perform or comply in all material respects with the covenants and agreements of such party set forth in this Agreement.

(e)           FIRPTA Certificate.  Seller shall deliver to the Buyer at the Closing a duly executed certificate, in the form of section 1.1445-2(b)(2)(iv)(B) of the Treasury Regulations and

reasonably satisfactory to the Buyer, certifying that it is not a foreign person for U.S. federal income tax purposes.

(f)            Parent Deliveries.  Parent shall have delivered to the Buyer all of the items that Parent is required to deliver to the Buyer at the Closing pursuant to Section 2.1(b) of the Separation Agreement.

Section 7.3                   Conditions to the Obligations of the Company.  The obligations of the Seller and the Company to consummate the Management Business Sale are subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by the Company) of the following further conditions:

(a)           Representations and Warranties.  (i) The representations and warranties of the Buyer set forth in Section 4.2 shall be true and correct in all material respects, and (ii) all other representations and warranties of the Buyer set forth in this Agreement shall be true and correct (without giving effect to any materiality or material adverse effect qualifications contained therein), in each case, as of the date of this Agreement and as of the date of the Closing as though made on the date of the Closing (except to the extent such representations and warranties expressly relate to a specified date, in which case as of such specified date), except in the case of this clause (ii), for such failures to be true and correct that would not reasonably be expected to have a Material Adverse Effect on the Buyer.  The Company shall have received a certificate signed on behalf of the Buyer by an executive officer of the Buyer to such effect.

(b)           Performance of Obligations of the Buyer.  The Buyer shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it hereunder at or prior to the Closing.  The Company shall have received a certificate signed on behalf of the Buyer by an executive officer of the Buyer to such effect.

ARTICLE VIII

TERMINATION

Section 8.1                   Termination.  This Agreement shall terminate, and the Management Business Sale shall be abandoned, automatically, without any action of the parties hereto, upon the termination of the Merger Agreement or upon the termination of the Separation Agreement.  This Agreement may be terminated and the Management Business Sale may be abandoned at any time prior to the Closing:

(a)           by mutual written consent of the Seller and the Buyer;

(b)           by either the Seller or the Buyer, if:

(i)           the Closing shall not have occurred on or before September 21, 2013 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to a party if the failure of the Closing to occur by such date shall be due to the failure of such party to perform or comply in all material respects with the covenants and agreements of such party set forth in this Agreement or if such party shall have failed to use the required efforts under Section 6.1;

(ii)           any Restraint having the effect set forth in Section 7.1(b) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to a party if such Restraint shall be due to the failure of such party to perform or comply in all material respects with the covenants and agreements of such party set forth in this Agreement or if such party shall have failed to use the required efforts under Section 6.1; or

(c)           by the Seller, if a breach of any representation, warranty, covenant or agreement on the part of the Buyer set forth in this Agreement shall have occurred which would cause any of the conditions set forth in Section 7.3(a) or Section 7.3(b) not to be satisfied by the Closing, and such breach is incapable of being cured or, if capable of being cured, such breach is not cured within thirty (30) calendar days following written notice of such breach to the Buyer (or, if less, the number of calendar days until the Business Day immediately preceding the End Date);

(d)           by the Buyer, if:

(i)           a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement shall have occurred which would cause any of the conditions set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied by the Closing, and such breach is incapable of being cured or, if capable of being cured, such breach is not cured within thirty (30) calendar days following written notice of such breach to the Company (or, if less, the number of calendar days until the Business Day immediately preceding the End Date);

(ii)          from and after November 22, 2012, all Material State Approvals have not been obtained and Parent has not exercised any Extension Right (as defined in the Merger Agreement) to which it is entitled under the Merger Agreement; or

(iii)         any provision of the Merger Agreement is amended, modified or waived, without the consent of the Buyer, in a manner that would adversely affect in any material respect the Buyer with respect to the Management Business Sale.

Section 8.2                   Effect of Termination.  In the event of termination of this Agreement by either the Seller or the Buyer as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party under this Agreement, other than the last sentence of Section 6.2, this Section 8.2 and Article IX, which provisions shall survive such termination indefinitely.

ARTICLE IX

MISCELLANEOUS

Section 9.1                   Notices.  All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when received when sent by email or facsimile by the parties to be notified; provided, however, that notice given by email or facsimile shall not be effective unless either (i) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this Section 9.1 or (ii) the receiving party delivers a written confirmation of receipt of such notice either by email or fax or any other method described in this Section 9.1; or (c) when delivered by a private overnight courier (with confirmation of delivery); in each case to the party to be notified at the following address:

If to the Buyer, to:

Red Fox Management, LP
c/o Beecken Petty O’Keefe & Company
Chicago, IL 60603
Facsimile: (212) 750-0003
Attention:	Grant A. Patrick
Email:	gpatrick@bpoc.com

and

Red Fox Management, LP
c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th St., Suite 4200
New York, NY 10019
Facsimile: (212) 750-0003
Attention:	David Sorkin, Esq.
Email:	david.sorkin@kkr.com

with copies (which shall not constitute notice) to:

Paul Hastings LLP
191 N. Wacker Drive, Thirtieth Floor
Chicago, IL 60606
Facsimile: (312) 499-6170
Attention:	Brian Richards, Esq.
Email:	brianrichards@paulhastings.com

and

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Facsimile: (212) 455-2502
Attention:	Marni Lerner, Esq.
Email:	mlerner@stblaw.com

If to the Company or the Seller (prior to the Closing), to:

Sunrise Senior Living, Inc.
7900 Westpark Drive
McLean, Virginia 22102
Facsimile:	703-744-1990
Attention:	Mark S. Ordan

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Facsimile: (212) 403-2000
Attention:	Adam O. Emmerich, Esq.
David K. Lam, Esq.
Email:	aoemmerich@wlrk.com
dklam@wlrk.com

If to the Seller (following the Closing), to:

Health Care REIT, Inc.
4500 Dorr Street
Toledo, Ohio 43615
Facsimile: (419) 247-2826
Attention:	Jeffrey H. Miller
Email:	jmiller@HCREIT.com

with copies (which shall not constitute notice) to:

Sidley Austin LLP
1 South Dearborn Street
Chicago, Illinois 60603
Facsimile: (312) 853-7036
Attention:	David J. Zampa, Esq.
Matthew McQueen, Esq.
Email:	dzampa@sidley.com
mmcqueen@sidley.com

and

Shumaker, Loop & Kendrick, LLP
1000 Jackson Street
Toledo, OH 43604
Facsimile: (419) 241-6894
Attention:	Mary Ellen Pisanelli, Esq.
Email:	mpisanelli@slk-law.com

or such other address as any party may hereafter specify by written notice to the other parties hereto.

Section 9.2                   Survival of Representations and Warranties.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Closing and then only to such extent.

Section 9.3                   Expenses.  Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense; provided, that any expenses incurred by the Company or any of its Subsidiaries in connection with this Agreement or the Merger Agreement shall be paid by the Seller following the Closing.

Section 9.4                   Amendment.  This Agreement may not be amended by the parties hereto except by action authorized by the respective Boards of Directors of the Company, the Seller and the general partner of the Buyer at any time prior to the Closing.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 9.5                   Waiver.  At any time prior to the Closing, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of Law, waive compliance with any of the agreements or conditions for the benefit of such party contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.  The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

Section 9.6                   Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto (and any purported assignment without such consent shall be void and without effect), except to the extent necessary to effect the Company Reorganization, and except that the Buyer may assign all or any of its rights and obligations hereunder to any direct or indirect wholly owned Subsidiary of the

Buyer; provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder.

Section 9.7                   Governing Law.  This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any choice or conflicts of laws principles thereof that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 9.8                   Counterparts; Effectiveness.  This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties.  Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf” ) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 9.9                   Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any Law, or due to any public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.10                 Entire Agreement; No Third-Party Beneficiaries.  This Agreement (including the Annexes and Exhibits, the Company Disclosure Letter and the Buyer Disclosure Letter), and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof and (b) are not intended to and do not confer upon any Person other than the parties any legal or equitable rights or remedies.  The representations and warranties in this Agreement are the product of negotiations among the parties to this Agreement and are for the benefit of the parties to this Agreement.  Any inaccuracies in such representations and warranties are subject to waiver by the parties to this Agreement in accordance with Section 9.5 without notice or liability to any other Person.  In some instances, the representations and warranties in this Agreement may represent an allocation among the parties to this Agreement of the risks associated with particular matters regardless of the Knowledge of any of the parties to this Agreement.  Consequently, Persons other than the parties to this Agreement may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or any other date.

Section 9.11                 Jurisdiction; Remedies; Waiver of Jury Trial.  (a)  The parties agree that (i) prior to the Closing, the sole and exclusive remedies of the Buyer for any breach by the Seller or the Company of the representations, warranties, obligations, covenants and agreements of the Seller or the Company contained in this Agreement shall be the right of the Buyer not to consummate the Management Business Sale and the right to terminate this Agreement, in each case, in accordance with the terms of this Agreement, and the Buyer shall have no other rights or remedies, at law or in equity, related thereto, (ii) prior to the Closing, the sole and exclusive remedies of the Seller and the Company for any breach by the Buyer of the representations, warranties, obligations, covenants and agreements of the Buyer contained in this Agreement shall be the right of the Seller not to consummate the Management Business Sale and the right to terminate this Agreement, in each case, in accordance with the terms of this Agreement, and that each of the Seller and the Company shall have no other rights or remedies, at law or in equity, related thereto, and (iii) after the Closing, no party shall have any rights or remedies under this Agreement.  Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).

(b)           EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

Section 9.12                 Authorship.  The parties agree that the terms and language of this Agreement are the result of negotiations between the parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any party.  Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

Section 9.13                 No Recourse.  This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no Buyer Related Party shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith.  Without limiting the rights of the Company against the Buyer hereunder, in no event shall the Company or any of its affiliates, and the Company agrees not to and to cause its affiliates not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Buyer Related Party.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the day and year first written above.

BREWER HOLDCO, INC.

By:	/s/ Mark S. Ordan
	Name:	Mark S. Ordan
	Title:	Chief Executive Officer

SUNRISE SENIOR LIVING, INC.

By:	/s/ Mark S. Ordan
	Name:	Mark S. Ordan
	Title:	Chief Executive Officer

RED FOX MANAGEMENT, LP

By:	Red Fox Management GP, LLC
Its:	General Partner

By:	/s/ Grant A. Patrick
Name:	Grant A. Patrick
Title:	Secretary

[Signature Page to Membership Interest Purchase Agreement]

Exhibit 1

Company Reorganization1

Conversion of Company Surviving Corporation

1.                    Following the Holding Company Merger, Company Surviving Entity shall convert to a limited liability company (“Management Business LLC”) in accordance with Delaware law and be treated as a disregarded entity for U.S. federal income tax purposes.

Transfers to Separate ManCo Business Assets from RealCo Business

2.                    Sunrise Senior Living Investments, Inc. (“SSLII”) shall distribute to Management Business LLC, its entire equity interest in the following entities:

a.           Sunrise Stratford GP, LLC

b.          Sunrise Stratford, LP

c.           Sunrise Carlisle GP, LLC

d.          Sunrise Carlisle, LP

e.           Sunrise Cedar Park SL, LLC

f.             North Arundel Senior Living, LLC

g.          NAH/Sunrise Severna Park, LLC

h.          SunCo II LLP

i.              Sunrise Assisted Living LP

j.              Sunrise West Assisted Living LP

k.           Sunrise Investment LLC

l.                  Sunrise Pleasanton CA Senior Living, LP

m.            Sunrise Pleasanton GP, LLC

n.              MetSun Three Dublin OH Senior Living, LLC

1              As promptly as practicable after the date of this Agreement, the Company will cooperate with the Buyer to develop  steps to implement the separation of Sunrise of Beaconsfield, LP, Sunrise of Blainville, LP and Sunrise of Dollard de Ormeaux, LP from the Management Business and transfer direct or indirect ownership of such entities to SSLII in a tax efficient manner (such separation, the “Canadian Reorganization”).  The Company and the Buyer will amend this Exhibit 1 to incorporate the steps required with respect to the Canadian Reorganization.

In addition, if requested by the Buyer, in connection with its entry into the agreements contemplated by Section 6.5(c), the Company will cooperate with Buyer to develop steps to effect the sale of the Owned Land Parcels to a Person designated by Buyer (rather than Buyer) in a tax efficient manner.  The Company and the Buyer will amend this Exhibit 1 to incorporate the steps required to effect such sale to such other Person.

o.              SSL Grosse Point Woods Senior Living, LLC

p.              Sunrise Aurora Assisted Living, LLC

q.              Sunrise Billerica MA Senior Living, LLC

r.                 Sunrise Boynton Beach FL Senior Living, LLC

s.               Sunrise Burlingame Senior Living, LLC

t.                 Sunrise Farmington Hills Assisted Living, LLC

u.              Sunrise Holbrook Assisted Living, LLC

v.              Sunrise Torrance Senior Living, LLC

3.                    Sunrise Senior Living International, LP (“SSL International”) shall distribute its entire interest in PS Germany Investment (Jersey) LP to SSLII.  Immediately thereafter, SSLII shall distribute its entire interest in PS Germany Investment (Jersey) LP to Management Business LLC.

Transfers to Separate RealCo Business Assets from ManCo Business

4.                Karrington Operating Company, Inc. shall distribute its equity interest in Karrington of Findlay Ltd. to Karrington Health, Inc.

5.                Karrington Health, Inc. shall distribute its interest in Karrington of Findlay Ltd. to Company Surviving LLC.

6.                Company Surviving LLC shall contribute its interest in Karrington of Findlay Ltd. to SSLII.

7.                Sunrise Senior Living Services, Inc. shall distribute its leasehold interests in NHI/Edison to Company Surviving LLC.

8.                Company Surviving LLC shall contribute the NHI/Edison leasehold interest to SSLII.

9.                Sunrise Senior Living Management, Inc. (“SSLMI”) shall distribute its entire ownership interest in Sunrise Senior Living International LP to Company Surviving LLC.

10.          Company Surviving LLC shall contribute its interest in Sunrise Senior Living International LP to SSLII.

11.          Company Surviving LLC shall contribute its ownership interest in Sunrise Monterey Senior Living, LP to SSLII.

12.         Company Surviving LLC shall distribute the equity interests of SSLII to Holdco.